As filed with the Securities and Exchange Commission on January 22, 2004.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UGI Corporation

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	23-2668356
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

460 North Gulph Road

King of Prussia, Pennsylvania 19406

(610) 337-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert H. Knauss, Esq.

Vice President and General Counsel

UGI Corporation

460 North Gulph Road

King of Prussia, Pennsylvania 19406

(610) 337-1000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Linda L. Griggs, Esq. Catherine L. Ziobro, Esq. Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, D.C. 20004 (202) 739-3000	George A. Stephanakis, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)

Common Stock, without par value	8,165,000	$33.80	$275,977,000	$22,326.54

(1)	Pursuant to Rule 416(a) the number of shares being registered shall be adjusted to include any additional shares that may be issuable as a result of a distribution, split, combination or similar transaction.
(2)	The proposed maximum aggregate offering price, estimated solely for the purpose of calculating the registration fee, has been computed pursuant to Rule 457(c) promulgated under the Securities Act of 1933 and is based on the average of the high and low prices of UGI Corporation’s common stock on January 21, 2004, as reported by the New York Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. No securities described in this prospectus can be sold until the registration statement that we filed to cover the securities has become effective under the rules of the Securities and Exchange Commission. This prospectus is not an offer to sell the securities, nor is it a solicitation of an offer to buy the securities in any state where an offer or sale of the securities is not permitted.

SUBJECT TO COMPLETION, dated January 22, 2004

Prospectus

7,100,000 Shares

UGI Corporation

Common Stock

We are planning to offer up to an aggregate of 7,100,000 shares of our common stock for the purpose of funding our intended acquisition of the ownership interests that we do not already own in AGZ Holding, the parent holding company of Antargaz, a leading distributor of liquefied petroleum gas in France. See “Who We Are — Planned Acquisition of Antargaz.” We may provide a prospectus supplement to add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol “UGI” and the last reported sale price of our common stock on the New York Stock Exchange on January 21, 2004 was $33.74 per share.

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 10 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to UGI Corporation
Per Share	$	$	$
Total	$	$	$

The underwriters have an option to purchase from us a maximum of 1,065,000 additional shares to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

The date of this Prospectus is                     , 2004.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and the financial statements and notes to those statements incorporated herein by reference from our other filings with the Securities and Exchange Commission (the “SEC”). We urge you to read the entire prospectus carefully, especially the risks of investing in our common stock, which are discussed under “Risk Factors,” before making an investment decision. All references to “we,” “our” or “us” in this prospectus refer to UGI Corporation and, where appropriate, its consolidated subsidiaries, unless the context otherwise requires.

WHO WE ARE

UGI Corporation is a distributor and marketer of energy products and services serving nearly 2 million customers principally in North America and Europe through subsidiaries and joint venture affiliates, including:

•	AmeriGas Partners, L.P. (“AmeriGas Partners”) (NYSE: APU)—the largest retail propane marketer in the United States based on retail volume, distributing more than one billion retail gallons in its fiscal year ended September 30, 2003. As of September 30, 2003, AmeriGas Partners served approximately 1.3 million customers from approximately 650 locations in 46 states. The common units of AmeriGas Partners, representing limited partnership interests in the limited partnership, trade on the New York Stock Exchange under the symbol “APU.” We have an effective 48% ownership interest in AmeriGas Partners. The remaining interest is publicly held.

•	UGI Utilities, Inc. (“UGI Utilities”)—a regulated gas and electric distribution utility serving over 300,000 gas and electric customers in eastern Pennsylvania as of September 30, 2003. UGI Utilities is regulated by the Pennsylvania Public Service Commission.

•	UGI Enterprises, Inc. (“UGI Enterprises”)—a company that conducts domestic and international energy related-businesses through subsidiaries and joint ventures. UGI Enterprises’ principal operating business is UGI Energy Services, Inc. (“ESI”), which markets natural gas, oil and electricity in the eastern region of the United States under the trade name GASMARK® and served approximately 5,000 customers as of September 30, 2003. ESI also owns and operates liquefied natural gas and propane plants which are used to meet peak energy needs. UGI Development Company, a subsidiary of ESI, owns interests in and operates Pennsylvania-based electric generation assets. UGI HVAC Enterprises, Inc. operates a heating and cooling installation and service business in the Mid-Atlantic region.

UGI Enterprises conducts its international liquefied petroleum gases (“LPG”) distribution business through wholly-owned subsidiaries and joint ventures. It owns FLAGA GmbH, the largest retail LPG distributor in Austria and one of the largest suppliers in the Czech Republic and Slovakia, distributing approximately 34 million gallons of LPG during the fiscal year ended September 30, 2003. UGI Enterprises also participates in a propane distribution joint venture in China. As discussed more fully below, UGI Enterprises currently holds, through UGI France, Inc., an approximate 19.5% interest in AGZ Holding, a French stock corporation (société anonyme) and the parent holding company of Antargaz, one of the largest distributors of LPG in France. We expect to acquire the remaining approximate 80.5% interest in AGZ Holding in the transaction that is intended to be funded, in part, through this offering.

The following chart depicts the current ownership structure of our principal subsidiaries:

Our Competitive Strengths

We believe that our competitive strengths include the following:

•	Operational and managerial expertise in the U.S. and international propane markets and a proven ability to maintain propane margins in warm weather periods.

•	An experienced management team with a successful track record of growing the regulated gas utility operations within its service territory.

•	A disciplined pursuit of acquisition opportunities focused in the propane and retail energy market sectors.

•	A demonstrated ability to integrate acquisitions and achieve operating efficiencies.

Our Business Strategy

In the late 1990s, we undertook an evaluation of our businesses and their prospects. Following that evaluation, we decided to focus on being a distributor and marketer of energy products and services both nationally and internationally.

In pursuing our energy distribution and marketing strategy, we seek to leverage our asset base, our geographic reach and our intellectual capital. We employ our core competencies from our existing businesses, and use our national scope, international experience, extensive asset base, access to customers and operating expertise to accelerate growth in related and complementary businesses, both domestic and international. During fiscal year 2003, we completed a number of transactions in pursuit of this strategy.

We have identified the international LPG distribution business as one area for potential growth. This area is of particular interest to us because (1) through it, we can leverage our substantial intellectual capital and operating expertise in propane distribution, (2) international LPG markets include both mature markets, which meet our need for income, and developing markets, which are consistent with our desire for growth, and (3) we believe this strategy provides greater potential to achieve economies of scale over time.

Our wholly-owned subsidiary, UGI Enterprises, Inc., currently participates in the international LPG distribution business in Austria, the Czech Republic and Slovakia, and through joint ventures in France (through its holdings in AGZ Holding) and China. Our management philosophy in the international LPG distribution business consists of three elements:

•	Ensure that each business has strong “in country” expertise to ensure proper regard is given to local cultural and market differences. This “in country” expertise is gained through a strong local management team, board or partner.

•	Transfer the best practices of our U.S. propane distribution business to our international LPG distribution businesses.

•	Transfer the best practices of our international LPG distribution businesses to our U.S. propane distribution business.

We believe that our intended acquisition of the remaining interests in AGZ Holding is consistent with our focus on the international LPG distribution business and our commitment to remain a superior, balanced growth and income investment for our shareholders.

Planned Acquisition of Antargaz

We hold, through our indirect, wholly-owned subsidiary, UGI France, Inc., approximately 19.5% of the issued and outstanding shares of the capital stock of AGZ Holding. AGZ Holding owns 99.99% of Antargaz, a French stock corporation (société anonyme), which, through its wholly- and partially-owned subsidiaries, is engaged in the business of marketing, selling and distributing LPG in mainland France and the French island of Corsica.

Antargaz is one of the four leading distributors of LPG in France. During its fiscal year ended March 31, 2003, Antargaz sold approximately 350 million gallons of LPG and had an approximate 24% market share in France. The French LPG market is characterized by modest growth, about 1% per year, and stable market conditions. Antargaz serves over 220,000 customers using a logistical system that includes five primary storage facilities and 26 secondary storage facilities. Antargaz’s customer base consists of residential, commercial, agricultural and motor fuel accounts that use LPG for space heating, cooking, water heating, process heat and transportation. As of September 30, 2003, Antargaz had approximately 1,350 employees.

We expect to realize a number of significant economic and strategic benefits as a result of our planned acquisition of Antargaz. We anticipate that the planned transaction would:

•	Contribute to our earnings growth strategy;

•	Provide significant financial resources to grow our earnings per share;

•	Provide a larger platform for growth in Europe;

•	Provide an experienced management team in Europe; and

•	Enhance the opportunities for a sharing of best practices.

We have proposed to acquire the ownership interests in AGZ Holding which we do not already own by purchasing, through UGI France, Inc., or another of our wholly-owned subsidiaries, (1) approximately 78.3% of the issued and outstanding capital stock of AGZ Holding, approximately 68.5% of which is currently owned by privately-held, French-based investment funds that are managed by PAI partners, a French corporation (société par actions simplifiée), and approximately 9.8% of which is currently owned by Medit Mediterranea GPL S.r.L., a company organized under the laws of Italy, and (2) approximately 99.99% of the shares of the issued and outstanding capital stock of Financière AGZ, a French corporation (société par actions simplifiée) which owns approximately 2.2% of the issued and outstanding capital stock of AGZ Holding. Financière AGZ has nominal assets and conducts no business operations; its shareholders are currently comprised of AGZ Holding, Société Centrale d’Investissements (an affiliate of PAI partners), and certain individuals, including officers and managers of AGZ Holding, Antargaz, Antargaz subsidiaries or their affiliates. We expect to complete the acquisition during our third fiscal quarter, following receipt of an opinion of the Works Council of Antargaz, the labor representative for Antargaz, as required by French law.

In the anticipated transaction, we would offer approximately €257 million ($324.0 million based on an exchange rate of $1.26 per euro on January 21, 2004), based upon estimates of working capital and pre- and post-closing adjustments, for the ownership interests in AGZ Holding that we do not already own. We will fund the purchase price with $100 million of existing cash balances and the proceeds of this offering. We have obtained a bridge financing commitment, the proceeds of which will be used to fund the purchase price if the proceeds from this offering are not available at the time of the completion of the proposed acquisition of the ownership interests in AGZ Holding which we do not already own. The proceeds of the equity offering described herein would be used to pay the principal and interest accrued on the borrowings under that bridge financing arrangement, if incurred.

Upon completion of the anticipated transaction, AGZ Finance or a third party, such as UGI Corporation, is expected to be required to make an offer to acquire the outstanding 10% Senior Notes due 2011 of AGZ Finance (the “AGZ Notes”), a wholly-owned subsidiary of AGZ Holding, at the purchase price of 101% of the principal amount of the notes tendered plus accrued and unpaid interest thereon and specified additional amounts, if any, as provided for in the trust deed governing the AGZ Notes. Although, at this time, we do not expect significant amounts of AGZ Notes to be tendered in such offer, we expect to enter into a bridge financing commitment letter to enable us to finance the purchase of any AGZ Notes tendered pursuant to such offer.

Additional Information

We were incorporated in Pennsylvania in 1991. UGI Corporation is not subject to regulation by the Pennsylvania Public Utility Commission. We are also exempt from registration as a holding company and not otherwise subject to the Public Utility Holding Company Act of 1935, except for Section 9(a)(2), which regulates the acquisition of voting securities of an electric or gas utility company.

Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and our telephone number is (610) 337-1000. Our website is http://www.ugicorp.com. The information on our website is not incorporated into, and does not constitute a part of, this prospectus.

The Offering

Unless otherwise indicated, all of the information in this prospectus assumes no exercise of any underwriters’ over-allotment option to purchase additional shares of common stock from us.

Common stock offered by us	7,100,000 shares

Common stock to be outstanding after the offering	49,799,358 shares

Use of proceeds	To pay the purchase price for the ownership interests in AGZ Holding, the parent holding company of Antargaz, that we do not already own or to repay the principal and accrued interest under a bridge financing arrangement entered into in connection with such purchase. To the extent any proceeds remain after paying the purchase price for the ownership interests in AGZ Holding that we do not already own, we will use the proceeds for general corporate purposes.

New York Stock Exchange Symbol	UGI

Philadelphia Stock Exchange Symbol	UGI

The number of shares of common stock to be outstanding after this offering is based on 42,699,358 shares outstanding as of September 30, 2003, and excludes:

•	2,482,489 shares of common stock underlying options as of September 30, 2003, at an average option exercise price of $18.818 per share; and

•	1,043,951 shares available for issuance or future grant under our stock option and incentive plans.

Summary Financial Data

The following data (except pro forma data), insofar as they relate to each of the years in the three-year period ended September 30, 2003, have been derived from our annual financial statements, including the consolidated balance sheets at September 30, 2002 and 2003 and the related consolidated statements of operations and cash flows for the three years ended September 30, 2003 and the notes thereto, incorporated herein by reference. The unaudited pro forma income statement data give effect to the acquisition of the ownership interests in AGZ Holding that we do not already own as if the acquisition had been consummated on October 1, 2002. The unaudited pro forma balance sheet data give effect to the acquisition as if it had been consummated on September 30, 2003. The selected unaudited pro forma financial data are not necessarily indicative of operating results or financial position that would have been achieved had the acquisition of the ownership interests in AGZ Holding that we do not already own been consummated and should not be construed as representative of future operating results or financial position. The following data should be read in conjunction with our historical financial statements, and the related notes thereto, which are incorporated herein by reference, and the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page P-1.

	Year Ended or as of September 30,
	2003 Actual	2003 Pro Forma (a) (b)	2002	2001(c)
	(Millions of dollars, except per share amounts)
FOR THE PERIOD:
Income Statement Data:
Revenues	$3,026.1	$3,725.0	$2,213.7	$2,468.1
Income before accounting changes	$98.9	$119.2	$75.5	$52.0
Cumulative effect of accounting changes (d)	—		—	4.5
Net income (e)	$98.9		$75.5	$56.5

Earnings per common share - basic (b) (f)
Income before accounting changes	$2.34	$2.42	$1.83	$1.28
Cumulative effect of accounting changes, net (d)	—		—	0.11
Net income - basic	$2.34		$1.83	$1.39

Earnings per common share - diluted (b) (f)
Income before accounting changes	$2.29	$2.37	$1.80	$1.27
Cumulative effect of accounting changes, net (d)	—		—	0.11
Net income - diluted (e)	$2.29		$1.80	$1.38

Cash dividends declared per common share	$1.13	$1.13	$1.083	$1.05

AT PERIOD END:

Balance Sheet Data:
Total assets	$2,781.7	$3,997.9	$2,614.4	$2,550.2
Capitalization:
Debt:
Bank loans - AmeriGas Propane	$—	$—	$10.0	$—
Bank loans - UGI Utilities	40.7	40.7	37.2	57.8
Bank loans - other	15.9	15.9	8.6	10.0
Long-term debt (including current maturities):
AmeriGas Propane	927.3	927.3	945.8	1,005.9
UGI Utilities	217.3	217.3	248.4	208.4
AGZ Holding (g)	—	466.9	—	—
Other	78.9	78.9	81.5	80.9
Total debt	$1,280.1	$1,747.0	$1,331.5	$1,363.0
Minority interests in AmeriGas Partners and AGZ Holding	134.6	149.6	276.0	246.2
UGI Utilities preferred shares subject to mandatory redemption	20.0	20.0	20.0	20.0
Common stockholders’ equity	569.8	775.5	317.3	255.6
Total capitalization	$2,004.5	$2,692.1	$1,944.8	$1,884.8

Ratio of Capitalization:
Total debt	63.9%	64.9%	68.5%	72.3%
Minority interests in AmeriGas Partners and AGZ Holding	6.7%	5.6%	14.2%	13.1%
UGI Utilities preferred shares subject to mandatory redemption	1.0%	0.7%	1.0%	1.1%
Common stockholders’ equity	28.4%	28.8%	16.3%	13.5%

(a)	The pro forma income statement data assume that our acquisition of the ownership interests in AGZ Holding that we do not already own was completed on October 1, 2002 and are based on the average currency exchange rate for the fiscal year ended September 30, 2003 of $1.08 per euro. The pro forma balance sheet data assume that the acquisition was completed on September 30, 2003 and are based on a currency exchange rate of $1.17 per euro as of September 30, 2003.
(b)	Pro forma net income and earnings per share include (1) the write-down of goodwill related to AGZ Holding’s investment in an equity investee of $4.8 million and $0.10, respectively, (2) the after-tax write-off of debt issuance costs of $3.2 million and $0.06, respectively, associated with AGZ Holding’s issuance and subsequent refinancing of the AGZ Notes, and (3) the after-tax write-off of an interest rate swap of $4.0 million and $0.08, respectively, associated with AGZ Holding’s senior debt redeemed in July 2003.
(c)	Arthur Andersen LLP audited our consolidated financial statements for 2001. You should refer to the final risk factor under “Risk Factors—Risks Related to our Common Stock” beginning on page 15 of this prospectus.
(d)	Includes cumulative effect of accounting changes associated with (1) AmeriGas Partners’ changes in accounting for tank fee revenues and tank installation costs and (2) our adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” See Notes 1 and 15 to our Consolidated Financial Statements, incorporated herein by reference.
(e)	Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” was adopted effective October 1, 2001. Net income and net income per diluted share adjusted to reflect the impact of SFAS No. 142 as if it had been adopted at the beginning of the 2001 fiscal year would have been $70.5 million and $1.72, respectively.
(f)	Earnings per share for all periods presented reflect the effects of our 3–for–2 common stock split distributed on April 1, 2003 to shareholders of record on February 28, 2003.
(g)	Includes €165 million aggregate principal amount of AGZ Notes.

Capitalization

The following table shows our capitalization as of September 30, 2003, (i) on an actual basis and (ii) on a pro forma and as adjusted basis giving effect to the consummation of the acquisition of the ownership interests in AGZ Holding that we do not already own and the sale of 7,100,000 shares of our common stock in this offering at an estimated public offering price of $33.74 per share (assuming no exercise of the underwriters’ over-allotment option). You should read this table in conjunction with our financial statements and the notes to those financial statements incorporated by reference into this prospectus.

	As of September 30, 2003
	Actual	Pro Forma and As Adjusted
	(in millions)
Cash, cash equivalents and short-term investments (a)	$192.1	$126.6

Total debt	$1,280.1	$1,747.0	(b)

Minority interests in AmeriGas Partners and in AGZ Holding	$134.6	$149.6

UGI Utilities preferred shares subject to mandatory redemption, without par value	$20.0	$20.0

Total common stockholders’ equity
Common Stock, without par value; 150,000,000 shares authorized; 42,699,358 outstanding as of September 30, 2003; and 49,799,358 outstanding as adjusted	$582.4	$810.4
Retained earnings	90.9	90.9
Accumulated other comprehensive income	4.7	4.7
Less treasury stock, at cost	(108.2)	(108.2)

Total common stockholders’ equity	569.8	797.8

Total capitalization	$2,004.5	$2,714.4

(a)	$45.9 million of which is held by AmeriGas Partners, L.P., which currently makes distributions pursuant to the terms of its partnership agreement.
(b)	Includes €165 million aggregate principal amount of AGZ Notes.

The number of shares of common stock outstanding after the offering is based on the number of shares outstanding as of September 30, 2003, and excludes:

•	2,482,489 shares of common stock underlying options as of September 30, 2003, at an average option exercise price of $18.818 per share; and

•	1,043,951 shares available for issuance or future grant under our stock option and incentive plans.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information in this prospectus, before making an investment decision. Each of these risk factors could adversely affect our business, operating results and financial condition, and the value of an investment in our common stock. Generally, each of the following risk factors that relates to our propane operations is also a risk factor that is applicable to Antargaz’s LPG operations.

Risks Related to Our Business

Decreases in the demand for our energy products and services because of warmer weather adversely affect our results of operations.

Because many of our customers rely on our energy products and services to heat their homes and businesses, our results of operations are adversely affected by warmer weather. Weather conditions have a significant impact on the demand for our energy products and services for both heating and agricultural purposes. Accordingly, the volume of our energy products sold is at its highest during the five-month peak heating season of November through March and is directly affected by the severity of the winter weather. For example, historically, approximately 55% to 60% of AmeriGas Partners’ annual retail propane volume has been sold during these months and approximately 60% of our natural gas throughput (the total volume of gas sold to or transported for customers within our distribution system) occurs during these months. In certain prior years, warmer-than-normal weather in our service territories reduced demand for our energy products and services for heating purposes below normal levels, which had an adverse effect on our operating results. There can be no assurance that normal winter weather in our service territories will occur in the future.

Our holding company structure could limit our ability to pay dividends or debt service.

We are a holding company whose material assets are the stock of our subsidiaries and interests in joint ventures. Accordingly, we conduct all of our operations through our subsidiaries and joint venture affiliates. Our ability to pay dividends on our common stock and to pay principal and accrued interest on our debt, if any, depends on the payment of dividends to us by our principal operating subsidiaries, AmeriGas, Inc., UGI Utilities, Inc. and UGI Enterprises, Inc. Payments to us by those subsidiaries, in turn, depends upon their results of operations and cash flows and, in the case of AmeriGas Partners, the provisions of its partnership agreement. The operations of those subsidiaries are affected by conditions beyond our control, including weather, competition in markets we serve, the costs and availability of propane, natural gas, electricity and other energy sources and changes in capital market conditions. The ability of our subsidiaries, including AGZ Holding after completion of the proposed acquisition, to make payments to us is also affected by the level of indebtedness of such subsidiaries, which is substantial, and the restrictions on payments to us imposed under the terms of such indebtedness.

Our profitability is subject to propane pricing and inventory risk.

The retail propane business is a “margin-based” business in which gross profits are dependent upon the excess of the sales price over the propane supply costs. Propane is a commodity, and, as such, its unit price is subject to volatile fluctuations in response to changes in supply or other market conditions. We have no control over these market conditions. Consequently, the unit price of the propane that our subsidiaries and other marketers purchase can change rapidly over a short period of time. Most of our propane product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major U.S. storage points such as Mont Belvieu, Texas or Conway, Kansas. Because our subsidiaries’ profitability is sensitive to changes in wholesale propane supply costs, it will be adversely affected if we cannot pass on increases in the cost of propane to our customers. Due to competitive pricing in the propane industry, our subsidiaries may not be able to pass on product cost increases to our customers when product costs rise rapidly, or when our competitors do not raise their product prices. In addition, high propane product prices may lead to customer conservation, resulting in reduced demand. Finally, market volatility may cause our subsidiaries to sell propane at less than the price at which they purchased it, which could adversely affect our operating results.

Our operations may be adversely affected by competition from other energy sources.

Our energy products and services face competition from other energy sources, some of which are less costly for equivalent energy value. In addition, we cannot predict the effect that the development of alternative energy sources might have on our operations.

Our propane business competes for customers against suppliers of electricity, fuel oil and natural gas. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity for space heating, water heating and cooking. Fuel oil is also a major competitor of propane and is generally less expensive than propane. Furnaces and appliances that burn propane will not operate on fuel oil and vice versa, however, so a conversion from one fuel to the other requires the installation of new equipment. Our customers generally have an incentive to switch to fuel oil only if fuel oil becomes significantly less expensive than propane. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is generally a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems in our service areas has resulted in the availability of natural gas in some areas that previously depended upon propane. As long as natural gas remains a less expensive energy source than propane, our propane business will lose customers in each region into which natural gas distribution systems are expanded. In France, the state-owned natural gas monopoly, Gaz de France, has in the past extended France’s natural gas grid.

Our natural gas business competes primarily with electricity and fuel oil, and, to a lesser extent, with propane and coal. Competition among these fuels is primarily a function of their comparative price and the relative cost and efficiency of fuel utilization equipment. Electric utilities within the areas served by our natural gas business are seeking new customers, primarily in the new construction market. Fuel oil dealers compete with us for customers in all areas, including industrial customers. There can be no assurance that our natural gas revenues will not be adversely affected by this competition.

Our ability to increase revenues is adversely affected by the maturity of the retail propane industry.

The retail propane industry in the United States is mature, with only modest growth in total demand for the product foreseen. Given this limited growth, we expect that year-to-year industry volumes will be principally affected by weather patterns. Therefore, our ability to grow within the propane industry is dependent on our ability to acquire other retail distributors and to achieve internal growth, which includes expansion of the PPX® program (through which consumers can exchange an empty propane grill cylinder for a filled one) and the strategic accounts program (through which we encourage large, multi-location propane users to enter into a supply agreement with us rather than with many small suppliers), as well as the success of our sales and marketing programs designed to attract and retain customers. Any failure to retain and grow our customer base would have an adverse effect on our results.

Our ability to grow our businesses will be adversely affected if we are not successful in making acquisitions or in integrating the acquisitions we have made.

Given the mature nature of the U.S. propane market, one of our strategies is to grow through acquisitions in the United States and in international markets. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. There is significant competition for acquisitions in the U.S. propane industry, specifically among publicly-traded master limited partnerships. We believe that there are numerous potential acquisition candidates in the U.S. propane industry, some of which represent acquisition opportunities that would be material to us. We cannot assure you that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that any acquisitions will not be dilutive to earnings or that any additional debt incurred to finance an acquisition will not affect our ability to pay dividends.

In addition, the restructuring of the energy markets in the United States and internationally, including the privatization of government-owned utilities and the sale of utility-owned assets, is creating opportunities for, and competition from, well-capitalized competitors, which may affect our ability to achieve our business strategy.

To the extent we are successful in making acquisitions, such acquisitions, including the anticipated acquisition of Antargaz, involve a number of risks, including, but not limited to, the assumption of material liabilities, the diversion of management’s attention from the management of daily operations to the integration of operations, difficulties in the assimilation and retention of employees and difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations. The failure to successfully integrate acquisitions could have an adverse affect on our business, financial condition and results of operations.

The U.S. propane retail distribution business is highly competitive.

We compete in the U.S. propane retail distribution business with other large propane marketers, including other full-service marketers, and thousands of small independent operators. In recent years, some rural electric cooperatives and fuel oil distributors have expanded their businesses to include propane distribution, and we compete with them as well. The ability to compete effectively depends on providing satisfactory customer service, maintaining competitive retail prices and controlling operating expenses.

We are dependent on our principal propane suppliers, which increases the risks from an interruption in supply and transportation.

During the year ended September 30, 2003, AmeriGas Partners purchased approximately 79% of its propane needs in the United States from ten suppliers. If supplies from these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, our earnings could be affected. Additionally, in certain market areas, some of AmeriGas Partners’ suppliers provide 70% to 80% of its propane requirements. Disruptions in supply in these areas could also have an adverse impact on our earnings. Antargaz is similarly dependent upon its suppliers. Propane must be imported to meet demand in France. There is no assurance that Antargaz will be able to continue to acquire sufficient supplies of propane to meet demand at prices or within time periods that would allow it to remain competitive.

The expansion of our international business means that we will face increased risks, which may negatively affect our business results.

Our intended acquisition of Antargaz will significantly increase our international presence. As we continue to grow as a multi-national corporation, with subsidiaries around the world, we face risks in doing business abroad that we do not face domestically. Certain aspects inherent in transacting business internationally could negatively impact our operating results, including:

•	costs and difficulties in staffing and managing international operations;

•	regulatory requirements and changes in regulatory requirements, including French and EU competition laws that may adversely affect the terms of contracts with customers, and new environmental requirements that have led to stricter regulations of LPG storage sites in France;

•	tariffs and other trade barriers;

•	difficulties in enforcing contractual rights;

•	longer payment cycles;

•	local political and economic conditions;

•	potentially adverse tax consequences, including restrictions on repatriating earnings and the threat of “double taxation”; and

•	fluctuations in currency exchange rates, which can affect demand and increase our costs.

We are subject to operating and litigation risks that may not be covered by insurance.

Our business’ operations and those of Antargaz are subject to all of the operating hazards and risks normally incidental to the handling, storage and delivery of combustible products, such as LPG and natural gas, and the generation of electricity. These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage. As a result, we are sometimes a defendant in legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. We cannot assure you, however, that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

Moreover, our acquisition of the remaining interests in AGZ Holding will expose us to additional litigation risks at Antargaz. Specifically, in connection with its 2001 acquisition of its propane business, AGZ Holding entered into a guarantee agreement with Elf Antar France and Elf Aquitaine pursuant to which Elf Antar France and Elf Aquitaine agreed to indemnify AGZ Holding for all payments which would have been due from Antargaz in respect of certain matters, including a business tax related to AGZ Holding’s propane tanks for the period from January 1, 1997 through December 31, 2000, and certain potential environmental/safety liabilities. If Elf Antar France and Elf Aquitaine were to reject their indemnity obligations or if such obligations were found to be unenforceable, AGZ Holding may not have recourse against any third party with respect to any such liabilities, which, in turn, could have an adverse effect on our ability to receive distributions of available cash from AGZ Holding.

If energy conservation and efficiency and technology trends continue to decrease demand for our energy products and services, our revenues will decrease.

Retail customers primarily use our energy products and services for home heating, water heating and cooking purposes. Energy conservation and efficiency measures and advances in heating, conservation and other devices have begun to decrease demand for our energy products. Should that decrease continue, and not be offset by colder weather, our revenues will decrease. Additionally, new technologies and alternative sources of energy may be developed that could negatively affect the competitiveness of our operating subsidiaries and therefore, our revenues.

We may be unable to respond effectively to competition, which may adversely affect our operating results.

We may be unable to timely respond to changes within the energy and utility sectors that may result from regulatory initiatives to further increase competition within our industry. Such regulatory initiatives may create opportunities for additional competitors to enter our markets, and, as a result, we may be unable to maintain our revenues or continue to pursue our current business strategy.

The loss of key personnel would have an adverse effect on our business, financial results and results of operations.

Our continued success is dependent upon the efforts and abilities of our executive officers and other key employees and our ability to continue to attract, motivate and retain highly-qualified personnel. Our ability to effectively integrate acquired businesses, including Antargaz, will also depend on the efforts and abilities of the officers or key employees we retain in those acquisitions. The loss of key personnel or the failure to attract and motivate key personnel could have an adverse effect on our business, financial condition and results of operations.

Our net income will decrease if we are required to incur additional costs to comply with existing and new governmental safety, health, transportation and environmental regulation.

We are subject to extensive and changing international, federal, state and local safety, health, transportation and environmental laws and regulations governing the storage, distribution and transportation of our energy products.

New regulations, or a change in the interpretation of existing regulations, could result in increased expenditures. For example, the explosion at Grande Pariosse S.A.’s chemical factory in Toulouse, France in September 2001 gave rise to new regulations relating to the safety risks of operations such as Antargaz’s, which involve the storage of large amounts of flammable substances. In addition, for many of our operations, we are required to obtain permits from regulatory authorities. Failure to comply with these permits or applicable laws could result in civil and criminal fines or the cessation of the operations in violation.

We are investigating and remediating contamination at a number of present and former operating sites in the United States, including former sites where we or our former subsidiaries operated manufactured gas plants. We have also received claims from third parties that allege that we are responsible for costs to clean up properties where we or our former subsidiaries operated a manufactured gas plant or conducted other operations. Costs we incur to remediate sites outside of Pennsylvania cannot be recovered in future rate proceedings, and insurance may not cover all or even part of these costs. Our actual costs to clean up these sites may exceed our current estimates due to factors beyond our control, such as:

•	the discovery of presently unknown conditions;

•	changes in environmental laws and regulations;

•	judicial rejection of our legal defenses to the third-party claims; or

•	the insolvency of other responsible parties at the sites at which we are involved.

In addition, if we discover additional contaminated sites, we could be required to incur material costs, which would reduce our net income.

Under certain conditions, if the credit rating of UGI Utilities’ long-term debt is downgraded, FLAGA’s lenders may accelerate repayment of FLAGA’s debt, which could adversely affect our ability to pay dividends on our common stock.

FLAGA has a €15 million working capital loan commitment from a European bank expiring in November 2004. As of September 30, 2003, borrowings under this working capital facility totaled €13.6 million ($15.9 million U.S. dollar equivalent). We guarantee the debt issued under this agreement, as well as $73.1 million of acquisition and special purpose debt of FLAGA. In the event that the credit rating of UGI Utilities’ long-term debt is downgraded from A3 to Baa2 by Moody’s Investors Service and from BBB+ to BBB by Standard & Poor’s, FLAGA’s lenders may accelerate the repayment of this debt, which could require us to refinance FLAGA’s debt immediately. If we were unable to refinance the debt, we could be unable to pay dividends on our common stock.

Current economic and political conditions may harm our business.

U.S. and international economic conditions and the effects of ongoing military actions against terrorists may cause significant disruptions to commerce throughout the world. To the extent that such conditions and disruptions result in delays or cancellations of customer orders, impair our ability to effectively market our energy products or services or acquire our sources of supply for our energy products, or cause or prolong an economic recession, we would have lower consolidated revenues, and, therefore, lower consolidated net income. In addition, our ability to raise capital for acquisitions, capital expenditures and ongoing operations is dependent upon ready access to capital markets. During times of adverse economic and political conditions, investor confidence in and accessibility to capital markets could decrease. If capital markets are not available to us over an extended period of time, we could be unable to make acquisitions, refinance debt, invest in capital expenditures and fund operations.

Risks Related to Our Common Stock

The price of our securities may be affected by the general perception of the energy and utility sectors of the economy.

Events, such as the blackout in parts of the United States on August 14, 2003, those involving Enron Corporation, political unrest in oil-producing countries and the energy crisis in California, could adversely affect investors’ perceptions of the energy and utility sectors. A negative perception of our industry by investors could adversely affect the equity prices of companies within the energy and utility sectors. We cannot predict what news or events might affect the perceptions of investors in our industry or how such news or events might affect the market price of our common stock, but fluctuations in the market price of our common stock could be severe and any effects could be long-term.

Your ability to seek potential recoveries from our former independent public accountants, Arthur Andersen LLP, is limited.

Arthur Andersen LLP audited our financial statements and schedules as of and for the year ended September 30, 2001, which are incorporated by reference into this prospectus. Arthur Andersen LLP has not reissued their report on our financial statements in this prospectus, and we have relied on Rule 437a under the Securities Act in filing this registration statement without such a consent. On June 15, 2002, Arthur Andersen LLP was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen LLP’s work for Enron Corporation. On September 15, 2002, a federal judge upheld this conviction. Arthur Andersen LLP ceased its audit practice before the SEC on August 31, 2002. In May 2002, we terminated our engagement of Arthur Andersen LLP as our independent accountants and engaged PricewaterhouseCoopers LLP to serve as our independent accountants for the fiscal year ending September 30, 2002. Because Arthur Andersen has not consented to the incorporation by reference of their reports on our financial statements in this prospectus and because of the circumstances affecting Arthur Andersen LLP, as a practical matter, it may not be able to satisfy any claims arising from the provision of auditing services to us, including claims you may have that are available to securities holders under federal and state securities law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus, including the information incorporated by reference into this prospectus, includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act as enacted by the Private Securities Litigation Reform Act of 1995. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the following important factors which could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements:

•	adverse weather conditions resulting in reduced demand;

•	price volatility and availability of propane, fuel oil, electricity and natural gas and the capacity to transport them to our market areas;

•	changes in laws and regulations, including safety, tax, competition, environmental and accounting matters;

•	competitive pressures from the same and alternative energy sources;

•	failure to acquire new customers, thereby reducing or limiting any increase in revenues;

•	liability for environmental claims;

•	customer conservation measures and improvements in energy efficiency and technology resulting in reduced demand;

•	adverse labor relations;

•	large customer, counterparty or supplier defaults;

•	liability for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to generating and distributing electricity and transporting, storing and distributing natural gas and propane, including liability in excess of insurance coverage;

•	political, regulatory and economic conditions in the United States and in foreign countries;

•	interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations;

•	reduced distributions or dividends from subsidiaries;

•	the timing of the completion of our proposed acquisition of the ownership interests that we do not already own in AGZ Holding; and

•	the timing and success of our efforts to develop new business opportunities.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by federal securities laws.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell the common stock described herein in the future in order to acquire AGZ Holding, the parent holding company of Antargaz, which is described in this prospectus under the section “Who We Are — Planned Acquisition of Antargaz.” When we sell the shares of common stock under this prospectus, we may provide a prospectus supplement that will contain any material information not included in this prospectus. That prospectus supplement may also add to, update or change information in this prospectus.

You should rely only on the information contained in this prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information in this document may only be accurate on the date of this document.

To understand this offering fully, you should read this entire document carefully, particularly the “Risk Factors” section, as well as the documents identified in the section titled “Where You Can Find More Information.”

USE OF PROCEEDS

Our net proceeds from the sale of the 7,100,000 shares of common stock will be approximately $228.0 million, or approximately $262.3 million if the underwriters exercise their over-allotment option in full, based on an estimated offering price of $33.74 per share and after deducting the underwriting discount and the estimated offering expenses payable by us.

We currently intend to use all of the net proceeds from this offering to acquire the ownership interests in AGZ Holding, the parent holding company of Antargaz, that we do not already own, or to repay the principal and accrued interest under a bridge financing arrangement entered into for the purposes of financing such planned acquisition. You should refer to the section in this prospectus entitled “Who We Are — Planned Acquisition of Antargaz,” for a description of that transaction. To the extent any proceeds remain after paying the purchase price for the ownership interests in AGZ Holding that we do not already own, we will use the proceeds for general corporate purposes.

DIVIDEND POLICY

We paid quarterly dividends on our common stock for the periods indicated as set forth in the following table:

Amount*
2004 Fiscal Year
Second Quarter	$0.285
First Quarter	0.285
2003 Fiscal Year
Fourth Quarter	$0.285
Third Quarter	0.285
Second Quarter	0.275
First Quarter	0.275
2002 Fiscal Year
Fourth Quarter	$0.275
Third Quarter	0.267
Second Quarter	0.267
First Quarter	0.267

*	On January 28, 2003, our Board of Directors approved a 3-for-2 split of our common stock, effective April 1, 2003. Dividends paid are reflected on a post-split basis.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the New York and Philadelphia stock exchanges under the symbol “UGI.” The following table sets forth, for the periods indicated, the high and low sales prices for our common stock on The New York Stock Exchange Composite Transactions tape as reported in The Wall Street Journal.

	High*	Low*
2004 Fiscal Year
Current quarter through January 21, 2004	$34.35	$33.60
First Quarter	34.20	28.85
2003 Fiscal Year
Fourth Quarter	$33.45	$28.86
Third Quarter	35.05	29.00
Second Quarter	30.57	24.93
First Quarter	26.99	23.27
2002 Fiscal Year
Fourth Quarter	$24.51	$17.11
Third Quarter	22.14	19.60
Second Quarter	20.00	18.06
First Quarter	21.02	17.79

*	On January 28, 2003, our Board of Directors approved a 3-for-2 split of our common stock, effective April 1, 2003. Sales prices for the periods presented are reflected on a post-split basis.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, we will agree to sell to Credit Suisse First Boston LLC, or a syndicate of underwriters managed by Credit Suisse First Boston LLC and one or more other managing underwriters, all of the shares of common stock. The common stock will also be offered to the public by Credit Suisse First Boston LLC and the other members of any underwriting syndicate.

The underwriting agreement will provide that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

We have granted to the underwriters a 30-day option to purchase up to 1,065,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters may receive compensation in the form of discounts, concessions or commissions from us. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

We will agree to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in that respect.

The shares of common stock have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “UGI”.

In the ordinary course of business, Credit Suisse First Boston LLC and its affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees. Other members of any underwriting syndicate may also have provided similar services for customary fees. Additionally, an affiliate of Credit Suisse First Boston has provided a bridge financing commitment, the proceeds of which would be used to fund the purchase price of the proposed acquisition of the interests in AGZ Holding that we do not already own if the proceeds of this offering are not available.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition, we maintain a website at http://www.ugicorp.com and make available free of charge on this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement, of which this prospectus is a part, or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference herein our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares of common stock that we have registered are sold (other than Current Reports on Form 8-K containing disclosure furnished under Item 9 or Item 12 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in any such Current Report or Form 8-K):

•	our annual report on Form 10-K for the fiscal year ended September 30, 2003, filed on December 23, 2003; and

•	the description of our common stock contained in our registration statement on Form 8-B, dated March 23, 1992, as amended by Amendment No. 1 to Form 8-B, dated April 10, 1992, and on Form 8-A, dated June 24, 1996, and any amendments or reports filed after the date hereof for the purpose of updating such description.

We will provide, upon written or oral request, to each person to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, at no cost, by writing us at UGI Corporation, 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and our telephone number is (610) 337-1000.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, N.Y.

EXPERTS

The financial statements incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended September 30, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements and schedules for the period ended September 30, 2001, which are incorporated by reference in this prospectus, were audited by Arthur Andersen LLP, our former independent accountants, as indicated in their reports with respect thereto. Copies of such reports are incorporated by reference herein, but Arthur Andersen LLP has not reissued such reports or consents to the incorporation of such reports into this prospectus and has ceased operations.

UGI CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

The Unaudited Pro Forma Condensed Combined Financial Statements of UGI Corporation (“UGI”) give effect to the proposed acquisition of the outstanding shares not already owned by our indirect, wholly-owned subsidiary, UGI France, Inc., of AGZ Holding (“AGZ”), which owns 99.99% of Antargaz, a French stock corporation. Prior to the acquisition of the outstanding shares not already owned by UGI, AGZ was owned by PAI partners, a French corporation, Medit Mediterranea, GPL S.r.L., an Italian company, certain officers and managers of AGZ, and UGI France, Inc. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The Unaudited Pro Forma Condensed Combined Financial Statements do not purport to represent what the results of operations or financial position of UGI would have been if the purchase transaction had occurred on the dates indicated below, nor do they purport to project the results of operations or financial position of UGI for any future period or as of any future date.

The Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2003, was prepared by combining the audited consolidated balance sheet of UGI and the unaudited consolidated balance sheet of AGZ as of September 30, 2003, giving effect to the acquisition of AGZ as though it had been completed on September 30, 2003. The Unaudited Pro Forma Condensed Combined Statement of Income for the year ended September 30, 2003 was prepared by combining UGI’s audited consolidated statement of income for the year ended September 30, 2003 with AGZ’s unaudited consolidated statement of income for the twelve months ended September 30, 2003 to give effect to the acquisition of AGZ as though it had occurred on October 1, 2002. The historical AGZ unaudited consolidated financial statements are presented in accordance with accounting principles generally accepted in France (“French GAAP”). Euro balances were translated to U.S. dollars at the exchange rate of $1.17 per euro at September 30, 2003 for the consolidated balance sheet amounts and at the average exchange rate of $1.08 per euro for the related consolidated statements of income used to derive the statement of income for the twelve months ended September 30, 2003. Separate adjustments are reflected to (1) convert AGZ consolidated balance sheet and consolidated statement of income amounts from French GAAP to accounting principles generally accepted in the United States (“U.S. GAAP”), (2) reclassify certain amounts in the AGZ consolidated balance sheet and consolidated statement of income to conform to UGI financial statement presentation, and (3) record pro forma purchase accounting adjustments.

The Unaudited Pro Forma Condensed Combined Statement of Income does not give effect to any potential cost savings or other operational efficiencies expected to result from the acquisition. The revaluation of AGZ’s identifiable assets acquired and liabilities assumed, representing the portion not already owned by UGI, is based on a preliminary valuation and is subject to final adjustments. The historical amounts of UGI for the fiscal year ended September 30, 2003 are derived from audited consolidated financial statements included in the Form 10-K filed by UGI on December 23, 2003 with the SEC. AGZ’s historical unaudited consolidated balance sheet as of September 30, 2003 was derived from unaudited consolidated financial statements. The balance sheet, reported in euro, was translated to U.S. dollars at the exchange rate of $1.17 per euro at September 30, 2003. The unaudited consolidated statement of income of AGZ for the twelve months ended September 30, 2003 was derived from the unaudited consolidated statements of income for the nine months ended September 30, 2003 and 2002 and the audited consolidated statement of income for the year ended March 31, 2003. The statements of income, reported in euro, were translated to U.S. dollars using the average exchange rate of $1.08 per euro.

You should read the Unaudited Pro Forma Condensed Combined Financial Statements along with UGI’s consolidated financial statements and accompanying notes included in its prior SEC filings.

UGI CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2003

(Millions of dollars)

	Historical UGI Corporation(2)	Historical AGZ Holding(3)	French GAAP to U.S. GAAP Adjustments(4)		Reclass- ifications(5)		Pro Forma Adjustments(6)		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$142.1	$9.8	$—		$—		$(100.0	)(12)	$51.9
Short-term investments (at cost, which approximates fair value)	50.0	24.7	—		—		—		74.7
Accounts receivable	199.2	108.6	—		—		—		307.8
Accrued utility revenues	7.4	—	—		—		—		7.4
Inventories	136.6	17.5	—		—		—		154.1
Deferred income taxes	23.5	—	—		—		—		23.5
Prepaid expenses and other current assets	28.6	36.2	—		—		—		64.8

Total current assets	587.4	196.8	—		—		(100.0)		684.2
Property, plant and equipment, net	1,336.8	221.5	—		—		283.5	(13)	1,841.8
Goodwill and excess reorganization value	671.5	398.2	45.8	(7)	—		88.1	(14)	1,203.6
Intangible assets	34.7	57.3	(14.0	)(8)	—		12.6	(15)	90.6
Utility regulatory assets	60.3	—	—		—		—		60.3
Other assets	91.0	50.2	—		—		(23.8	)(16)	117.4

Total assets	$2,781.7	$924.0	$31.8		$—		$260.4		$3,997.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$65.0	$—	$—		$—		$—		$65.0
UGI Utilities bank loans	40.7	—	—		—		—		40.7
Other bank loans	15.9	—	—		—		—		15.9
Accounts payable	202.5	99.4	—		—		—		301.9
Deferred income taxes	—	18.5	—		—		—		18.5
Other current liabilities	246.2	—	4.1	(9)	1.7	(11)	—		252.0

Total current liabilities	570.3	117.9	4.1		1.7		—		694.0
Long-term debt	1,158.5	453.9	(4.1	)(9)	—		17.1	(17)	1,625.4
Deferred income taxes	223.1	—	—		—		99.2	(18)	322.3
UGI Utilities preferred shares subject to mandatory redemption	20.0	—	—		—		—		20.0
Other noncurrent liabilities	105.4	307.4	—		(1.7	)(11)	—		411.1

Total liabilities	2,077.3	879.2	—		—		116.3		3,072.8
Commitments and contingencies
Minority interests	134.6	15.0	—		—		—		149.6
Common stockholders’ equity:
Common Stock, without par value	582.4	41.0	—		—		164.7	(19)	788.1
Retained earnings	90.9	(11.2)	31.8	(10)	—		(20.6	)(20)	90.9
Accumulated other comprehensive income	4.7	—	—		—		—		4.7

	678.0	29.8	31.8		—		144.1		883.7
Treasury stock, at cost	(108.2)	—	—		—		—		(108.2)

Total common stockholders’ equity	569.8	29.8	31.8		—		144.1		775.5

Total liabilities and stockholders’ equity	$2,781.7	$924.0	$31.8		$—		$260.4		$3,997.9

See accompanying notes to unaudited pro forma condensed combined financial statements.

UGI CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year Ended September 30, 2003

(Millions, except per share amounts)

	Historical UGI Corporation(2)	Historical AGZ Holding(3)	French GAAP to U.S. GAAP Adjustments(4)		Reclass- ifications(5)		Pro Forma Adjustments(6)		Pro Forma Combined
Revenues	$3,026.1	$698.9	$—		$—		$—		$3,725.0
Costs and expenses:
Cost of sales	1,984.3	335.1	—		—		—		2,319.4
Operating and administrative expenses	643.3	228.9	—		11.9	(23)	—		884.1
Utility taxes other than income taxes	13.0	—	—		—		—		13.0
Depreciation and amortization	103.0	74.1	5.2	(21)	(16.6	)(24)	(26.5	)(27)	139.2
Amortization of goodwill	—	25.8	(21.0	)(22)	—		—		4.8
Other income, net	(19.8)	(7.1)	—		(2.2	)(25)	—		(29.1)

	2,723.8	656.8	(15.8)		(6.9)		(26.5)		3,331.4

Operating income	302.3	42.1	15.8		6.9		26.5		393.6
Income (loss) from equity investees	5.3	(2.0)	—		—		(5.9	)(28)	(2.6)
Loss on extinguishments of debt	(3.0)	—	—		—		—		(3.0)
Interest expense	(109.2)	(37.9)	—		(6.9	)(26)	0.5	(29)	(153.5)
Minority interests	(34.6)	4.2	—		—		(3.2	)(30)	(33.6)

Income before income taxes and subsidiary preferred stock dividends	160.8	6.4	15.8		—		17.9		200.9
Income tax expense	(60.7)	(11.1)	—		—		(8.7	)(31)	(80.5)
Dividends on UGI Utilities preferred shares subject to mandatory redemption	(1.2)	—	—		—		—		(1.2)

Income (loss) from continuing operations	$98.9	$(4.7)	$15.8		$—		$9.2		$119.2

Earnings per common share—basic	$2.34								$2.42

Earnings per common share—diluted	$2.29								$2.37

Average common shares outstanding (millions):
Basic	42.220						7.100	(32)	49.320

Diluted	43.236						7.100	(32)	50.336

See accompanying notes to unaudited pro forma condensed combined financial statements.

UGI CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(Millions of dollars)

1.	UGI, through its wholly-owned subsidiary UGI France, Inc. or another of its wholly-owned subsidiaries, has proposed to acquire the outstanding shares of AGZ that it does not already own in a cash purchase transaction pursuant to the terms of a share purchase agreement. The purchase price for the outstanding shares owned by other parties is approximately €257.4 million based upon estimates of working capital and pre- and post-closing adjustments. Based upon the currency exchange rate of $1.17 per euro at September 30, 2003, the purchase price would have translated to approximately $300.2.

The preliminary allocation of the purchase price (including estimated transaction fees and expenses) to the assets acquired and liabilities assumed, representing a revaluation of the portion not already owned by UGI, in the Unaudited Pro Forma Condensed Combined Balance Sheet at September 30, 2003, is as follows:

	Book Value of Assets Acquired (Liabilities Assumed)	Preliminary Purchase Price A llocation	Preliminary Fair Value
Cash and cash equivalents	$7.9	$—	$7.9
Short-term investments	19.9	—	19.9
Accounts receivable	87.4	—	87.4
Inventories	14.1	—	14.1
Prepaid and other current assets	29.1	—	29.1
Property, plant and equipment	178.3	283.5	461.8
Goodwill	357.4	76.3	433.7
Intangible assets	34.9	12.6	47.5
Other assets	40.5	—	40.5
Accounts payable	(80.0)	—	(80.0)
Other current liabilities	(4.7)	—	(4.7)
Long-term debt	(362.1)	(17.1)	(379.2)
Deferred income taxes	(14.9)	(99.2)	(114.1)
Noncurrent liabilities	(246.1)	—	(246.1)
Minority interest	(12.1)	—	(12.1)

	$49.6	$256.1	$305.7

The Unaudited Pro Forma Condensed Combined Financial Statements do not give effect to any potential cost savings or operational efficiencies expected to result from the acquisition. The Unaudited Pro Forma Condensed Combined Financial Statements are not necessarily indicative of the operating results or financial position that would have occurred had the acquisition been completed as of the dates indicated, nor are they necessarily indicative of future operating results or financial position. The purchase accounting adjustments made in connection with the Unaudited Pro Forma Condensed Combined Financial Statements are preliminary and have been made solely for purposes of developing the pro forma financial information.

2.	These columns represent UGI’s historical consolidated financial statements for the fiscal year ended September 30, 2003 which are derived from the audited consolidated financial statements included in the Form 10-K filed by UGI on December 23, 2003 with the SEC.

3.

These columns represent AGZ’s historical unaudited consolidated financial statements. The consolidated balance sheet as of September 30, 2003 was derived from unaudited consolidated financial statements. The

UGI CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(Millions of dollars)

balance sheet, reported in euro, was translated to U.S. dollars at the exchange rate of $1.17 per euro at September 30, 2003. The unaudited consolidated statement of income of AGZ for the twelve months ended September 30, 2003 was derived from the unaudited consolidated statements of income for the nine months ended September 30, 2003 and 2002 and the audited consolidated statement of income for the year ended March 31, 2003. The statements of income, reported in euro, were translated to U.S. dollars using the average exchange rate of $1.08 per euro.

4.	These columns reflect the adjustments necessary to convert AGZ’s historical consolidated financial statements from French GAAP to U.S. GAAP for presentation in the Unaudited Pro Forma Condensed Combined Financial Statements.

5.	These columns reflect the reclassification of certain amounts in AGZ’s financial statements to conform to UGI’s financial statement presentation.

6.	These columns reflect (1) the purchase price allocation to the portion of AGZ’s identifiable assets acquired and liabilities assumed representing the portion not already owned by UGI, (2) the issuance of UGI Common Stock, the proceeds of which, together with available cash on hand, will be used by UGI to acquire the outstanding shares of AGZ not already owned by UGI, (3) the payment of the cash purchase price, and (4) the pro forma income statement effects resulting from the purchase accounting adjustments.

7.	This adjustment eliminates goodwill amortization to reflect the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective April 1, 2001.

8.	This adjustment is to record amortization of AGZ’s customer list, which is not amortized under French GAAP. Customer list amortization is calculated using an estimated useful life of ten years.

9.	Reflects the reclassification of accrued interest on AGZ’s high yield bonds included in long-term debt under French GAAP.

10.	Reflects the net impact of the adjustments to eliminate goodwill amortization and record customer list amortization on AGZ’s retained earnings.

11.	Reclassification of the current portion of prepaid cylinder and tank rental fees to other current liabilities.

12.	Reflects pro forma adjustments to cash and cash equivalents as follows:

Net cash proceeds from issuance of UGI Common Stock	$205.7
Cash payments pursuant to the share purchase agreement	(300.2)
Estimated transaction fees and expenses	(5.5)

$(100.0)

13.	Reflects pro forma adjustment to record at fair value the portion of property, plant and equipment not already owned.

14.	Reflects pro forma adjustment to record goodwill representing the excess of the purchase price over the fair value of the net assets acquired and to record goodwill on the initial investment in AGZ as follows:

Goodwill relating to the purchase of 80.5% interest in AGZ not already owned by UGI	$76.3
Goodwill relating to 19.5% investment in AGZ	11.8

$88.1

UGI CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(Millions of dollars)

15.	Reflects pro forma adjustment to record at fair value the intangible computer software costs and other intangible assets acquired.

16.	Reflects pro forma adjustment to eliminate UGI’s carrying value of its approximate 19.5% ownership interest in AGZ which is accounted for under the equity method prior to the acquisition of the outstanding shares of AGZ that it did not already own.

17.	Reflects pro forma adjustment to adjust fixed rate, long-term debt to fair value.

18.	Reflects pro forma adjustment to record deferred income taxes on the increase in fair value of property, plant and equipment not already owned by UGI.

19.	Reflects pro forma issuance of UGI Common Stock to fund a portion of the purchase price and to eliminate the historical equity of AGZ as follows:

Issuance of UGI Common Stock to fund a portion of the purchase price	$205.7
Eliminate AGZ common stock	(41.0)

$164.7

20.	Reflects pro forma adjustment to eliminate historical retained earnings of AGZ, net of French GAAP to U.S. GAAP adjustments.

21.	Reflects pro forma adjustment to record amortization of AGZ’s customer list, which is not amortized under French GAAP. Customer list amortization is calculated using an estimated useful life of ten years.

22.	Reflects pro forma adjustment to eliminate goodwill amortization to reflect the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” The remaining goodwill amortization reflects the write down of goodwill relating to AGZ’s investment in an equity investee.

23.	Reclassification adjustment of certain expenses to conform AGZ’s presentation to UGI’s presentation. Under French GAAP, certain expenses included in depreciation and amortization are considered operating and administrative expenses under U.S. GAAP.

24.	Reclassification adjustment reflects the following:

Reclassification of certain operating and administrative expenses	$(11.9)
Reclassification of write-off of debt issuance costs to interest expense	(4.7)

$(16.6)

25.	Reclassification of the write-off of debt issuance costs associated with AGZ’s issuance in July 2002 and subsequent refinancing in July 2003 of its high yield bonds to interest expense.

UGI CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(Millions of dollars)

26.	Reflects reclassification to interest expense as follows:

Reclassification of debt issuance costs write-off and amortization from depreciation and amortization	$(4.7)
Reclassification of debt issuance costs write-off from other income	(2.2)

$(6.9)

27.	Reflects pro forma adjustment to record depreciation on the fair value of the property, plant and equipment acquired and to record depreciation and amortization on fixed assets and intangible assets using useful lives which are consistent with UGI’s policies, and generally longer than the useful lives utilized by AGZ, as follows:

Depreciation expense	$29.6
Amortization of customer list	5.2
Amortization of other intangible assets	1.4
Eliminate historical depreciation and amortization, net of reclassifications and U.S. GAAP adjustment	(62.7)

$(26.5)

28.	Reflects pro forma adjustment to eliminate UGI’s 19.5% equity income from AGZ for the fiscal year ended September 30, 2003.

29.	Reflects pro forma adjustment to reflect interest expense on the fair value of debt assumed.

30.	Reflects pro forma adjustment to allocate a portion of depreciation on property, plant and equipment relating to a consolidated subsidiary of AGZ, which is not 100% owned.

31.	Reflects pro forma income tax expense on pro forma adjustments at AGZ’s incremental income tax rate of 35%.

32.	Reflects pro forma issuance of UGI Common Stock in conjunction with the acquisition.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the costs and expenses payable by UGI Corporation in connection with the offering described in this registration statement. All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee:

Securities and Exchange Commission Registration Fee	$23,000
Printing	300,000
Accounting Services	400,000
Legal Fees	300,000
Miscellaneous	77,000

Total	$1,100,000

Item 15. Indemnification of Directors and Officers

Section 1741 of the Pennsylvania Business Corporation Law of 1988 (the “Business Corporation Law”) provides that a business corporation may indemnify directors and officers against any threatened, pending or completed action or proceeding, provided that the person in question acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 1742 provides, however, that a business corporation may indemnify its directors and officers only against expenses (including attorneys’ fees) if the action or proceeding is by or in the right of the corporation. In addition, Section 1742 states that indemnification shall not be made if the person has been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnification for certain expenses. Section 1743 requires a corporation to indemnify its directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

Section 1713 of the Business Corporation Law permits the shareholders to adopt a bylaw provision relieving a director (but not an officer) of personal liability for monetary damages except where (i) the director has breached the applicable standard of care, and (ii) such conduct constitutes self-dealing, willful misconduct or recklessness. This section also provides that a director may not be relieved of liability for the payment of taxes pursuant to any federal, state or local law or of responsibility under a criminal statute. Section 4.01 of our Bylaws limits the liability of any director to the fullest extent permitted by Section 1713 of the Business Corporation Law.

Section 1746 of the Business Corporation Law grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Article VII of our Bylaws provides for indemnification of directors, officers and other agents to the extent otherwise permitted by Section 1741 of the Business Corporation Law and pursuant to the authority of Section 1746 of the Business Corporation Law.

Article VII of our Bylaws provides, except as expressly prohibited by law, an unconditional right to indemnification for expenses and any liability paid or incurred by any of our directors or officers, or any other person designated by the Board of Directors as an indemnified representative, in connection with any actual or threatened claim, action, suit or proceeding (including derivative suits) in which he or she may be involved by reason of being or having been our director, officer, employee or agent, or at our request, of another corporation, partnership, joint venture, trust, employee benefit plan or other entity. The Bylaws specifically authorize indemnification against both judgments and amounts paid in settlement of derivative suits. Section 1742 of the Business Corporation Law only authorizes indemnification of expenses incurred in defending a derivative action. Article VII of the Bylaws also allows indemnification for punitive damages and liabilities incurred under federal securities laws.

Unlike the provisions of Business Corporation Law Sections 1741 and 1742, Article VII does not require us to determine the availability of indemnification by the procedures or the standard of conduct specified in Sections 1741 and 1742 of the Business Corporation Law. A person who has incurred an indemnifiable expense or liability has a right to be indemnified independent of any procedures or determinations that otherwise would be required, and that right is enforceable against us as long as indemnification is not prohibited by law. To the extent indemnification is permitted only for a portion of a liability, the Bylaw provisions require us to indemnify such portion. If the indemnification provided for in Article VII is unavailable for any reason in respect of any liability or portion thereof, the Bylaws require us to make a contribution toward the liability. Indemnification rights under the Bylaws do not depend upon the approval of any future Board of Directors.

Section 7.04 of our Bylaws authorizes us to further effect or secure our indemnification obligations by entering into indemnification agreements, maintaining insurance, creating a trust fund, granting a security interest in its assets or property, establishing a letter of credit or using any other means that may be available from time to time.

Section 5.01(c) of our Bylaws limits the personal liability of our officers to us to the same extent that directors are relieved of such liabilities pursuant to Section 4.01 of the Bylaws, with the exception that the limitation of the liability of officers applies only to liabilities arising out of derivative claims by shareholders asserting a right of ours and not to liabilities arising out of third-party claims.

Item 16. Exhibits

The exhibits filed as part of this registration statement are as follows:

Exhibit Number	Description
3.1	(Second) Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.(3)(a) contained in Amendment No. 1 on Form 8 to Form 8-B dated April 10, 1992.

3.2	Bylaws of UGI. (Incorporated by reference to Exhibit 3.2 contained in UGI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

5.1	Opinion of Morgan, Lewis & Bockius LLP.*

23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).*

23.2	Consent of PricewaterhouseCoopers LLP.*

24.1	Powers of Attorney (included as part of the signature page of this registration statement).*

*	Filed herewith

Item 17. Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or person controlling us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in King of Prussia, Pennsylvania, on this 22nd day of January, 2004.

UGI CORPORATION

By:	/s/ Lon R. Greenberg
Lon R. Greenberg
Chairman, President and Chief Executive Officer

KNOW BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lon R. Greenberg, Robert H. Knauss and Anthony J. Mendicino, and each of them, the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for and in the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratify and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated, as of January 22, 2004.

	Signature	Title

By:	/s/ Lon R. Greenberg Lon R. Greenberg	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

By:	/s/ Anthony J. Mendicino Anthony J. Mendicino	Senior Vice President – Finance and Chief Financial Officer (Principal Financial Officer)

By:	/s/ Michael J. Cuzzolina Michael J. Cuzzolina	Vice President – Accounting and Financial Control (Principal Accounting Officer)

By:	/s/ Stephen D. Ban Stephen D. Ban	Director

By:	/s/ Thomas F. Donovan Thomas F. Donovan	Director

By:	/s/ Richard C. Gozon Richard C. Gozon	Director

By:	Ernest E. Jones	Director

By:	/s/ Anne Pol Anne Pol	Director

By:	/s/ Marvin O. Schlanger Marvin O. Schlanger	Director

By:	/s/ James W. Stratton James W. Stratton	Director

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	(Second) Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.(3)(a) contained in Amendment No. 1 on Form 8 to Form 8-B dated April 10, 1992.

3.2	Bylaws of UGI. (Incorporated by reference to Exhibit 3.2 contained in UGI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

5.1	Opinion of Morgan, Lewis & Bockius LLP.*

23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).*

23.2	Consent of PricewaterhouseCoopers LLP.*

24.1	Powers of Attorney (included as part of the signature page of this registration statement).*

*	Filed herewith